EXHIBIT 99.6

CONSENT OF AMRI SINUHAJI

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Amri Sinuhaji, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective March 8, 2019 (the “Caylloma Report”), evaluating the Caylloma Mine of Fortuna Silver Mines Inc. (the “Company”), and the technical report entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” dated effective February 22, 2019, evaluating the San Jose Mine of the Company (the “San Jose Report”) (together with the Caylloma Report, the “Reports”), and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Amri Sinuhaji”

Amri Sinuhaji, P.Eng.